14048485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunham & Associates Investment Counsel, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10251 Vista Sorrento Parkway, Suite 200
(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise S. Iverson — (858) 964-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

3/26/14

OATH OR AFFIRMATION

I, Denise S. Iverson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunham & Associates Investment Counsel, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN GILLARD
Commission # 2001324
Notary Public - California
San Diego County
My Comm. Expires Jan 13, 2017

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

For the Years Ended December 31, 2013 and 2012

PKF

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2013 and 2012

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1 - 2
FINANCIAL STATEMENTS	
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Shareholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-13
SUPPLEMENTARY SCHEDULES	
Schedule I - Computation of Net Capital under SEC Rule 15c3-1	14
Schedule II - Reconciliation of Computation of Net Capital under SEC Rule 15c3-1 to Amounts Previously Reported	15
Schedule III - Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3	16
Schedule IV - Computation for Determination of Reserve Requirements under SEC Rule 15c3-3	17
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	18-19

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

Report on the Financial Statements

We have audited the accompanying financial statements of Dunham & Associates Investment Counsel, Inc. (the "Company") which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

PKF

San Diego, California
February 27, 2014

PKF
Certified Public Accountants
A Professional Corporation

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS

	2013	2012
Current assets:		
Cash	$ 1,485,097	$ 2,124,968
Accounts receivable	1,474,493	801,061
Receivables from related parties	1,771,199	586,949
Prepaids and other assets	253,613	278,115
Note receivable	–	15,000
Total current assets	4,984,402	3,806,093
Investments	930,026	466,369
Furniture, fixtures and equipment, net of accumulated depreciation of $508,686 and $460,971	58,107	46,850
Total assets	$ 5,972,535	$ 4,319,312

LIABILITIES AND SHAREHOLDER'S EQUITY

	2013	2012
Current liabilities:		
Accounts payable	$ 694,056	$ 468,731
Accrued liabilities	608,338	758,557
Total current liabilities	1,302,394	1,227,288
Contingencies (Note 9)		
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	1,723,717	1,723,717
Retained earnings	2,944,434	1,366,317
Total shareholder's equity	4,670,141	3,092,024
Total liabilities and shareholder's equity	$ 5,972,535	$ 4,319,312

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Investment advisory services and fees	$ 10,046,359	$ 6,406,105
Brokerage and mutual fund commissions	258,260	247,706
Interest and other income	288,408	245,163
Total revenues	10,593,027	6,898,974
Expenses:		
Salaries and benefits	3,605,241	3,319,257
General, administrative and selling	4,374,869	3,036,458
Impairment loss on investments	–	121,698
Total expenses	7,980,110	6,477,413
Net income before taxes	2,612,917	421,561
Provision for income taxes	(39,800)	(11,800)
Net income	$ 2,573,117	$ 409,761

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2011	100,000	$ 1,990	$ 1,723,717	$ 1,671,556	$ 3,397,263
Shareholder distributions	–	–	–	(715,000)	(715,000)
Net income	–	–	–	409,761	409,761
Balance, December 31, 2012	100,000	1,990	1,723,717	1,366,317	3,092,024
Shareholder distributions	–	–	–	(995,000)	(995,000)
Net income	–	–	–	2,573,117	2,573,117
Balance, December 31, 2013	100,000	$ 1,990	$ 1,723,717	$ 2,944,434	$ 4,670,141

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 2,573,117	$ 409,761
Adjustments to reconcile net income to net cash provided by operating activities:		
Impairment loss on investments	–	121,698
Depreciation	47,715	70,596
Accretion of discount on investments	(20,598)	–
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(673,432)	(482,991)
Receivables from related parties	(1,184,250)	79,468
Prepaid expenses	24,502	(5,311)
Increase (decrease) in liabilities:		
Accounts payable	225,325	117,437
Accrued liabilities	(150,219)	321,976
Net cash provided by operating activities	842,160	632,634
Cash flows from investing activities:		
Purchases of investments	(541,305)	(1,040)
Sales of investments	98,246	27,821
Purchases of furniture, fixtures and equipment	(58,972)	(10,000)
Net cash (used in) provided by investing activities	(502,031)	16,781
Cash flows from financing activities:		
Advances on note receivable	–	(25,000)
Repayments of note receivable	15,000	10,000
Shareholder distributions	(995,000)	(715,000)
Net cash used in financing activities	(980,000)	(730,000)
Net decrease in cash	(639,871)	(80,585)
Cash at beginning of year	2,124,968	2,205,553
Cash at end of year	$ 1,485,097	$ 2,124,968

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ –	$ –

The accompanying notes are an integral part of the financial statements.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from asset allocation and wrap fee programs utilizing no-load or load-waived share classes of the Dunham Funds. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, an affiliate, serves as Trustee.

The Company earns fees by providing financial advisory and asset management services to the Dunham Commercial Mortgage Fund, LP (the "Commercial Mortgage Fund"), a California limited partnership, of which Asset Managers, Inc. ("Asset Managers"), an affiliate, is the General Partner.

The Company previously earned fees by providing financial advisory, asset management and distribution services to three California limited partnerships, the D&A Mortgage Funds ("Mortgage Funds"), of which Asset Managers is the General Partner. In April 2009, a majority of the limited partners of the Mortgage Funds approved to begin an orderly liquidation of the Mortgage Funds due to the continuing difficult economic environment and challenging real estate and credit markets impacting the Mortgage Funds and their borrowers, thereby eliminating any future placement fees and advisory fees earned by the Company from the Mortgage Funds.

Recognition of Revenue

The Company, as investment advisor, earns monthly advisory fees from the Dunham Funds based on the average monthly net asset value of each fund. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis.

The Company, as program sponsor, has entered into agreements with various financial advisers choosing to use the Company's asset allocation and advisory wrap fee programs ("Asset Allocation Programs"). The Asset Allocation Programs use the Dunham Funds – Class N or A Shares. The Company earns advisory fees based either on the performance of the underlying accounts or on a flat percentage fee basis, subject to the Asset Allocation Program selected, the financial adviser's choice and the qualification of the client. Advisory fees are earned monthly and collected quarterly. A portion of the advisory fees are in turn paid to the financial advisers. Advisory fees are recognized to revenue when earned.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C and A Shares. The Company receives compensation monthly in the form of 12b-1 fees on the sales of such shares, a portion of which is in turn paid to the participating broker/dealers. Such fees are recognized to revenue when earned.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Recognition of Revenue, Continued

The Company earns advisory fees from the Commercial Mortgage Fund calculated as a percentage of the monthly interest distribution to investors. These fees are recorded monthly when earned. As discussed above, the Company no longer receives fees related to the Mortgage Funds.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount. The Company establishes an allowance for uncollectible accounts, if required, based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected.

Investments

The Company accounts for its investments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments - Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available for sale. Held-to-maturity securities are presented at amortized cost. Trading securities are reported at fair value and unrealized gains and losses on trading securities are included in earnings. Available-for-sale securities are reported at fair value and unrealized gains and losses on available-for-sale securities are reported in a separate component of shareholder's equity.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 states that a fair value measurement should be determined based on the assumptions the market participants would use in pricing the asset or liability. In addition, FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the types of valuation information ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The three broad levels defined by FASB ASC 820 hierarchy are as follows:

Level 1 – quoted prices for identical assets or liabilities in active markets.

Level 2 – pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date.

Level 3 – valuations derived from methods in which one or more significant inputs or significant value drivers are unobservable in the markets. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment to estimation.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Fair Value of Financial Instruments, Continued

Valuations based on unobservable inputs are highly subjective and require significant judgments. Changes in such judgments could have a material impact on fair value estimates. In addition, since estimates are as of a specific point in time, they are susceptible to material near-term changes. Changes in economic conditions may also dramatically affect the estimated fair values.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally five years. Depreciation expense for the years ended December 31, 2013 and 2012 was $47,715 and $70,596, respectively, and is included in general, administrative and selling expense. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, as a wholly owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. The S corporation pays a California franchise tax of 1.5%, which is allocated to the Company based on its net income. Accordingly, no provision for federal income taxes is included in the financial statements and an expense of $39,800 and $11,800 is recorded for California state taxes for the years ended December 31, 2013 and 2012, respectively.

The Company adopted the application of uncertain tax positions of FASB ASC 740, *Income Taxes*, during 2009. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2013 and 2012, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2013 and 2012, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2010.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation up to applicable limits. At December 31, 2013 and 2012, the Company's uninsured cash balances totaled $1,234,997 and $1,220,759, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and monitors such institutions on an ongoing basis.

NOTE 3 - INVESTMENTS

The Company periodically invested its excess cash in limited partner units of one or more of the Mortgage Funds, which historically maintained a constant net asset value ("NAV"). At December 31, 2013 and 2012, the Company had investments of $625,674 and $121,582, respectively, in the D&A Daily Mortgage Fund III, L.P. (the "Daily Mortgage Fund"), which was available for redemption daily. During 2013, the Company received $1,104,224 of the Daily Mortgage Fund at a discount of $562,919 from an investor in the Daily Mortgage Fund in settlement of an arbitration dispute (see also Note 9). The discount is recognized in income relative to cash flows received from redemptions. At December 31, 2013 and 2012, the Company had investments of $304,352 and $344,787, respectively, in the D&A Semi-Annual Mortgage Fund III, L.P. (the "Semi-Annual Mortgage Fund"), which was available for redemption twice a year. As discussed in Note 1, the Mortgage Funds began an orderly liquidation in April 2009. Further, effective December 31, 2012, the Mortgage Funds lowered their respective NAVs pursuant to a Modification Proposal approved by a majority of the limited partners in each Mortgage Fund. The revised NAVs should allow for faster liquidation and return of capital, but with the trade off of receiving less than 100% of the amounts invested. At December 31, 2012, the Company wrote down to fair market value the Company's investments in the Mortgage Funds. The other-than-temporary impairment amount of $121,698 is included in expense for 2012. The Mortgage Funds will continue to manage their investments and make pro-rata capital distributions to all limited partners as cash becomes available. The Company does not know how much of its investments in the Mortgage Funds will be available for redemption during 2014.

The carrying values reflected in the statements of financial condition at December 31, 2013 and 2012 reasonably approximate the fair values for financial instruments in accordance with FASB ASC 820. In making such assessment, the Company has utilized quoted prices in active markets for identical assets (Level 1), pricing inputs other than quoted prices in active markets (Level 2) and valuations derived from unobservable inputs (Level 3) as appropriate.

The following table summarizes the investments by classification and method of valuation in accordance with the requirements of ASC 820.

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mortgage Funds				
Daily Mortgage Fund	$ 625,674	$ -	$ -	$ 625,674
Semi-Annual Mortgage Fund	304,352	-	-	304,352
Total	$ 930,026	$ -	$ -	$ 930,026

NOTE 3 - INVESTMENTS, Continued

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mortgage Funds				
Daily Mortgage Fund	$ 121,582	$ -	$ -	$ 121,582
Semi-Annual Mortgage Fund	344,787	-	-	344,787
Total	$ 466,369	$ -	$ -	$ 466,369

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2013:

Balance, beginning of year	$ 466,369
Purchases	1,104,224
Discount on purchases	(562,919)
Sales	(98,246)
Realized gains	20,598
Balance, end of year	$ 930,026

The Mortgage Funds were valued at the NAV of shares held by the Company at year end. The NAVs of the Mortgage Funds are determined by the General Partner and are based on the estimated fair value of the underlying net assets held by the Mortgage Funds. The Mortgage Funds do not record loans at fair value on a recurring basis, but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value of the underlying net assets in the Mortgage Funds is determined using the sales comparison, income and other commonly used valuation approaches. The investments were valued at the NAV of shares held by the Company at year end. The NAV of the investments are based on the fair value of the underlying net assets held by the Mortgage Funds. No allowance for potential credit losses was considered necessary at December 31, 2013 and 2012.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable consists of advisory fees receivable from clients, billed and collected quarterly. There is no allowance for uncollectible accounts required on these balances as of December 31, 2013 and 2012.

NOTE 5 - NOTE RECEIVABLE

During 2012, the Company advanced an unsecured promissory note in the amount of $25,000 to a non-related party. This note accrued interest at 5.0% per annum, called for quarterly principal payments of $5,000 plus interest and matured and was paid off on September 15, 2013. The balance of this note was $15,000 at December 31, 2012.

NOTE 6 - ACCRUED LIABILITIES

Accrued liabilities at December 31, 2013 and 2012 were as follows:

	2013	2012
Payroll and related taxes	$ 354,783	$ 546,175
Vacation	167,332	162,520
Audit and tax	17,423	20,062
Other	68,800	29,800
	$ 608,338	$ 758,557

NOTE 7 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2013 and 2012, the amount of net capital, as defined, exceeds the minimum amount required by $411,166 and $1,043,450, respectively, and its ratio of aggregate indebtedness to net capital is 1.97 to 1 and 0.95 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers and effectuates financial transactions through bank accounts designated as Special Accounts for the Exclusive Benefit of Customers. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company earns advisory, commissions and other fees related to the Dunham Funds, the Commercial Mortgage Fund and services as discussed in Note 1. For the years ended December 31, 2013 and 2012, these fees amounted to $5,683,151 and $4,354,340, respectively. As of December 31, 2013 and 2012, the Company has a receivable balance of $623,897 and $456,713, respectively, which is included in receivables from related parties. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers and service providers. For the years ended December 31, 2013 and 2012, these amounts were $424,211 and $439,320, respectively.

The Company shares certain expenses and services of employees with affiliates. Such costs are allocated and charged to the Company and to the affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such expenses and services except for bonus expense, if any, which is allocated to each company based on net income. Total allocable expenses of the Company and the affiliates were $7,168,867 and $6,709,535 for the years ended December 31, 2013 and 2012, respectively, of which $1,806,374 and $2,076,774 were allocated to or paid directly by affiliates. The reimbursements from affiliates were offset against the Company's related operating expenses. The Company may also make advances, which are unsecured and noninterest bearing, to its affiliates. As of December 31, 2013 and 2012, the Company has a receivable balance of $1,147,302 and $130,236, respectively, from affiliates for allocable expenses and advances which is included in receivables from related parties.

NOTE 9 - CONTINGENCIES

The lease for the facility in which the Company is located is held by an affiliate. The Company pays a portion of the total lease expense based on management's calculation of shared overhead expenses as discussed in Note 8.

The Company, along with certain affiliates and/or officers, has received various letters with complaints and/or threats of potential legal action primarily related to clients invested in the Mortgage Funds. The Company has been named in six arbitrations, four of which were subsequently dismissed or withdrawn, one was heard and resolved in 2011, and the remaining arbitration was heard in 2013. The 2013 award required the Company to pay claimant $541,305 plus interest at 4% from August 15, 2013 until paid with claimant subsequently required to relinquish claimant's ownership of units in the Daily Mortgage Fund to the Company.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company offers a retirement savings 401(k) plan covering all eligible employees. The plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company may make discretionary matching contributions to the plan. There was no Company contribution to the plan for the years ended December 31, 2013 and 2012.

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 27, 2014.

SCHEDULE I

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2013 and 2012

	2013	2012
Net worth	$ 4,670,141	$ 3,092,024
Less:		
Non-allowable assets:		
Accounts receivable	1,474,493	801,061
Investments	930,026	466,369
Receivables from related parties	1,292,636	191,129
Prepaid and other assets	253,713	293,165
Furniture, fixtures and equipment	58,107	46,850
Total non-allowable assets	4,008,975	1,798,574
Other deductions	–	–
Net capital	$ 661,166	$ 1,293,450
Aggregate indebtedness		
Items included in statements of financial condition		
Accounts payable	$ 694,056	$ 468,731
Accrued liabilities	608,338	758,557
Total aggregate indebtedness	$ 1,302,394	$ 1,227,288
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	$ (250,000)	$ (250,000)
Net capital in excess of amount required	$ 411,166	$ 1,043,450
Net capital less greater than 10% of aggregate Indebtedness or 120% of $250,000	$ 361,166	$ 993,450
Ratio: Aggregate indebtedness to net capital	1.97 to 1	0.95 to 1

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2013 and 2012

	2013	2012
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 661,166	$ 1,293,450
Adjustments	–	–
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 661,666	$ 1,293,450
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 1,302,394	$ 1,227,288
Adjustments	–	–
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 1,302,394	$ 1,227,288

SCHEDULE III

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
December 31, 2013 and 2012

	2013	2012
State the market valuation and number of items:		
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
Number of items	NONE	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2013 and 2012

	2013	2012
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In planning and performing our audit of the financial statements of Dunham & Associates Investment Counsel, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 27, 2014

PKF
Certified Public Accountants
A Professional Corporation

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Dunham & Associates Investment Counsel, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Dunham & Associates Investment Counsel, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dunham & Associates Investment Counsel, Inc.'s management is responsible for the Dunham & Associates Investment Counsel, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by tracing listed assessment payments to amounts clearing on original bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments, noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 27, 2014

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028527 FINRA DEC
DUNHAM & ASSOCIATES INVESTMENT COUNSEL INC 18*18
10251 VISTA SORRENTO PKWY STE 200
SAN DIEGO CA 92121-3769

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Brian F. Kenny 858.964.0500

2. A. General Assessment (item 2e from page 2)		$ 12,298
B. Less payment made with SIPC-6 filed (exclude interest) 7/31/13 Date Paid		(6,078)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		6,220
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 6,220
G. PAID WITH THIS FORM: → Wire transfer being sent Check enclosed, payable to SIPC Total (must be same as F above)	$ 6,220	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dunham & Associates Investment Counsel, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of February, 2014.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,593,027
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,673,999
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,673,999
2d. SIPC Net Operating Revenues	$ 4,919,028
2e. General Assessment @ .0025	$ 12,298

(to page 1, line 2.A.)